David S. Maltz

Vice President, Legal and Assistant Corporate Secretary

Duke Energy Corporation

526 S. Church Street

Mail Code:  EC03T

Charlotte, NC 28202

Tel 704-382-3477

Fax 704-382-4439

December 21, 2007

VIA EDGAR

Ellie Quarles

Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Duke Energy Corporation
Definitive 14A

Filed April 4, 2007
File No. 1-32853

Dear Ms. Quarles:

On behalf of Duke Energy Corporation (the “Company”), I am writing to confirm receipt of your comment letter dated December 7, 2007 relating to Duke Energy Corporation’s Definitive 14A (the “Proxy Statement”) filed by the Company on April 4, 2007 (Commission File No. 1-32853).  As we discussed, the Company will file a written response to your comment and anticipates filing such response the week of December 31, 2007.

Please do not hesitate to call me at (704) 382-3477 with any questions regarding the foregoing.

Very truly yours,

/s/ David S. Maltz
David S. Maltz
Vice President, Legal and Assistant Corporate Secretary